AGFA Agfa

Legal Department

Jo Crols

03 AUG 29 7:21

www.agfa.com

Agfa-Gevaert N.V.
Septestraat 27 - B-2640 Mortsel-België

tel. +32 (0) 3 444 7290
fax. +32 (0) 3 444 7228

Securities and Exchange Commission
Att. :Office of International Corporate Finance
Mail Stop 3-2
450 Fifth Street, N.W.
WASHINGTON D.C. 20549
U.S.A.

By special courier


03029653

August 25, 2003

SUPPL

Dear Sirs,

Re : SEC File Number 82-4958

Please find herewith a copy of the information that has been made public in Belgium and Germany with respect to the semi-annual results of Agfa-Gevaert N.V. (registered with the SEC under the captioned file number).

The document attached herewith is the Press Release which contains the key data with respect to the first half year results.

This information has been filed (i) on August 22, 2003 with the Belgian Banking and Finance Commission and (ii) today with the Frankfurt Stock Exchange.

Yours sincerely,

Agfa-Gevaert N.V.



J.Crols
Ass.General Counsel

g:\jurid\corp\nv\beurs\sec.doc

AGFA PRESS RELEASE

Agfa-Gevaert's Half Year Results 2003

Agfa Press Office
Septestraat 27
B – 2640 Mortsel
Belgium

Johan Jacobs
Corporate Press Relations Manager

T +32 3 444 80 15
F +32 3 444 74 85
E johan.jacobs@agfa.com

More than 70% increase in Earnings per share

- **Operating result increases slightly in spite of strong Euro and sustained economic weakness**
- **Continuous strong performance of HealthCare**
- **Measures to restore profitability in Consumer Imaging**

Mortsel, August 21, 2003 – After the first half of 2003, Agfa's sales reached 2,124 million Euros, compared to 2,378 million Euros in the same period of 2002. This decrease of 10.7 percent is due to currency effects and the impact of the sluggish economic conditions on Consumer Imaging and Graphic Systems. In these difficult external conditions, Agfa was able to significantly improve its net profit and earnings per share.

At stable exchange rates, the decrease in Group sales is limited to 2.8 percent and is explained by the cyclical impact on Consumer Imaging and Graphic Systems, while HealthCare continued to show strong growth.
Horizon savings and lower raw material costs had a beneficial impact on production costs, which was more than compensated by the effects of exchange rates and price erosion. Gross profit consequently amounted to 912 million Euros against 1,027 million Euros in the first half of 2002. The Group's gross profit margin reached 42.9 percent (previous year : 43.2 percent).

Thanks to the Horizon savings, Agfa was able to reduce sales and general administrative costs by 9.3 percent and Research and development expenses decreased by 2.5 percent. Less restructuring charges and the fact that the first half of 2002 was charged with a 14.5 million Euros impairment on the goodwill of Talk Technology, resulted in substantially lower other operating expenses. The operating result thus increased slightly to 189 million Euros (2002: 186 million Euros) and return on sales reached 8.9 percent, significantly better than in the first six months of 2002 (7.8 percent).

Financial charges were substantially lower than in the previous year due to both lower interest rates and lower debt.

AGFA

Agfa Press Office
Septestraat 27
B – 2640 Mortsel
Belgium

Johan Jacobs
Corporate Press Relations Manager

T +32 3 444 80 15
F +32 3 444 74 85
E johan.jacobs@agfa.com

The non-operating result consequently amounted to minus 40 million Euros, against minus 50 million Euros in the first half of 2002. Profit before taxes improved by nearly 10 percent and reached 149 million Euros (2002: 136 million Euros). Net profit stood at 99 million Euros, compared to 61 million Euros after six months in 2002, when the tax rate was exceptionally high.

Balance Sheet

At the end of June 2003, total assets amounted to 4,025 million Euros compared to 4,159 million Euros at the end of 2002.

Inventories amounted to 973 million Euros and trade receivables to 935 million Euros. Agfa is targeting a further significant reduction of working capital by the end of 2005. It expects the projects set up to achieve this to start bearing their fruits from next year onwards.

Shareholders' equity stood at 1,258 million Euros. The decrease since year-end is explained by the fact that the net result of the first 6 months, which is added to the equity, was more than compensated by the deduction of 67 mio Euros paid as dividend and the share buy back for an amount of 159 mio Euros.

Earnings per share rose from 42 Eurocents in the first half of 2002 to 73 Eurocents, an increase of more than 70 percent.

Cash Flow

Gross operating cash flow for the first half of 2003 reached 219 million Euros, almost the same as in 2002 (220 million Euros). The net operating cash flow, which also takes account of the variations in working capital, stands at 142 million Euros (previous year: 185 million Euros).

Business Segments

During the first half of 2003, the share of Technical Imaging in total Group sales increased from 38.4 percent to 40.5 percent and exceeds for the first time that of Graphic Systems, which now represents 38.7 percent (2002: 39.2 percent) of total sales. Consumer Imaging's share further decreased from 22.4 percent to 20.8 percent.

Turnover in **Graphic Systems** decreased with 11.7 percent and reached 822 million Euros (2002: 931 million Euros) after six months in 2003. Excluding exchange rate variations, the drop is limited to 3.8 percent and is explained by the continuing weakness of graphic markets.

In spite of this difficult context, Graphic Systems was able to increase its operating result from 55.7 million Euros in the first half of 2002 to 61.0 million Euros, while its return on sales improved from 6.0 percent to 7.4 percent.

AGFA

Agfa Press Office
Septestraat 27
B – 2640 Mortsel
Belgium

Johan Jacobs
Corporate Press Relations Manager

T +32 3 444 80 15
F +32 3 444 74 85
E johan.jacobs@agfa.com

Sales of graphic equipment were particularly affected by the recession in the graphic industry. However, Agfa met with great success at the Ifra Newstec 2003 trade fair, held in May in the UK. Agfa's computer-to-plate systems, new digital colour proofing and workflow systems developed for newspaper printers were showed and orders booked exceeded the expectations. Also in the newspaper segment, where Agfa has a very strong market position, Kukmin Daily, a leading newspaper publisher in South Korea, chose Agfa to install three fully automated computer-to-plate systems. Kukmin Daily thus becomes the first printer to adopt computer-to-plate on the Korean peninsula.
Due to the ongoing shift from Computer-to-Film to Computer-to-Plate, the demand for digital printing plates continues to be very strong. The capacity problems for printing plates with which Agfa was confronted, will soon be solved as a new printing plate factory in Wuxi, China, will become operational as from next quarter.

Technical Imaging comprises HealthCare, Non-Destructive Testing and Industrial Imaging.
Sales amounted to 860 million Euros, a decrease of 5.9 percent compared to the first half of 2002. At stable exchange rates however, turnover increased with 3.7 percent. The operating result rose 45.2 percent to reach 152.7 million Euros and return on sales increased to 17.8 percent, compared to 11.5 percent in the first half of last year.

HealthCare posted a decrease of sales with 6.1 percent to 703 million Euros (2002: 749 million). At stable exchange rates turnover showed an increase of 4.1 %, resulting from growth in both Imaging and Informatics. The operating result improved from 91.3 million Euros in the first half of 2002 to 138.1 million Euros in the same period of 2003 and return on sales increased from 12.2 percent to 19.6 percent.

Computed radiography, hardcopy and PACS systems with their related software for hospitals remain the growth drivers in HealthCare. During the first six months of the year, Agfa strengthened its position in the fast growing PACS market by concluding major contracts with hospitals in various parts of the world.
Furthermore, Agfa was selected by Novation, one of the largest buying groups in the US, as a preferred supplier for PACS. In Europe, a minority stake was taken in Med2Rad, an Italian software company active in Radiology Information Systems. Also in Europe, the European Commission awarded the French Hôpital Européen Georges Pompidou with the "eEurope Award for eHealth" for its Clinical Information System (CIS), in which Agfa's IMPAX™ PACS solution is completely integrated, enhancing the delivery of patient care and contributing to faster patient throughput.

AGFA

Agfa Press Office
Septestraat 27
B – 2640 Mortsel
Belgium

Johan Jacobs
Corporate Press Relations Manager

T +32 3 444 80 15
F +32 3 444 74 85
E johan.jacobs@agfa.com

In the field of Women's Health, Agfa was able to broaden its product portfolio by concluding a joint development and OEM agreement with Hologic, a leading US company in digital mammography.

Sales in Industrial Imaging decreased 8.6 %. Turnover of Non-Destructive Testing (NDT) was 2.8 % lower, but increased about 5 percent at constant exchange rates. Regulatory approval for the sale of NDT to GE's Aircraft Engines division is pending.

In **Consumer Imaging,** turnover amounted to 442 million Euros, a decrease of 17.1 percent (12.1 percent at stable exchange rates) compared to the first half of 2002. The operating result fell from 24.7 million Euros to minus 24.9 million Euros.
This trend is explained by weak consumer markets, the political situation in the Middle East and the SARS disease, which severely affected travel and thus also the demand for consumer film and finishing products. At the same time, photo shops and wholesale finishers showed some increased reluctance to invest in Lab Equipment.
In view of this, additional measures to restore profitability and to adapt the business model to the changing market conditions are necessary. Cost savings for an amount of approximately 100 million Euros per annum have been identified in Consumer Imaging's activities worldwide in the fields of production, research and development, sales expenses and overheads.
In order to realise these savings, information and consultation with the social partners will start immediately with respect to the reduction of the headcount of Consumer Imaging with approximately 750 FTE's, 200 of which were already previously announced.
It is estimated that around 50 million Euros restructuring charges will correspond to this plan, 8 million Euros of which have already been booked in the second quarter of this year. On the other hand, non-recurrent income for approximately 20 million Euros due to the sale of to Consumer Imaging dedicated real estate can be expected in 2003 or the year after.

Second quarter results

Turnover and results of the second quarter of 2003 show the same trends as those, which were commented for the whole six months period.
Compared to the first three months of 2003, HealthCare was during the second quarter able to show even stronger growth in turnover (after excluding exchange rate variances). Consumer Imaging's turnover and results benefited from a seasonal effect and Graphic Systems was confronted with some additional weakness in its markets in Europe.

AGFA

Agfa Press Office
Septestraat 27
B – 2640 Mortsel
Belgium

Johan Jacobs
Corporate Press Relations Manager

T +32 3 444 80 15
F +32 3 444 74 85
E johan.jacobs@agfa.com

Second quarter sales amounted to 1,097 million Euros, 11.6 percent lower than in the same period of last year.

Excluding currency effects, the decline was limited to 4 percent. The operating result amounted to 104 million Euros, against 108 in the second quarter of 2002. Return on sales reached 9.5%. Net profit for the second quarter amounted to 60 million Euros or 45 eurocents per share.

From Horizon to Orion

The Horizon plan was launched in 2001 and runs until the end of 2003.

Its target to reduce working capital with 500 million Euros is already largely exceeded, the cost savings of 550 million Euros are fully on track and 3,413 FTE's of the total headcount reduction of 4,000 FTE's have already left the Group, while the remaining will do so at the latest at the beginning of 2004.

Agfa is now implementing the Orion program, which will run until the end of 2005. Its main purposes are to stimulate top line growth, to further improve quality and to reduce working capital again with 350 million Euros by end 2005. Orion will also lead to further cost savings, estimated at 200 million Euros. Today, more than 60 projects have already been launched, the effects of which will become visible during 2004.

Outlook

If the recent signs of an economic upturn would be confirmed, Agfa is confident about the perspectives and results of Graphic Systems and HealthCare during the second half of 2003. In addition, Agfa will continue its Horizon Plan and make sure that all its remaining cost savings are realised.

However, in view of the particular uncertainties prevailing in the consumer photo markets and of the additional restructuring charges needed to adapt Consumer Imaging's business to the changing market conditions, it would be unwise to make a precise forecast of the Group's operating result during the second half of the year.

AGFA

Agfa Press Office
Septestraat 27
B – 2640 Mortsel
Belgium

Johan Jacobs
Corporate Press Relations Manager

T +32 3 444 80 15
F +32 3 444 74 85
E johan.jacobs@agfa.com

Consolidated half-year key figures 2003

non-audited, consolidated figures following IAS valuation rules

Euro million	1st H – 2003	1st H – 2002	% prev. year	% prev. year exl. Currency effect
Net sales	2,124	2,378	-10.7%	-2.8%
• Graphic Systems	822	931	-11.7%	-3.8%
• Consumer Imaging	442	533	-17.1%	-12.1%
• Technical Imaging	860	914	-5.9%	+3.7%
Operating result (*)	189	186	+1.6%	
• Graphic Systems	61.0	55.7	+9.5%	
• Consumer Imaging	-24.9	24.7	-200.8%	
• Technical Imaging	152.7	105.7	+45.2%	
Non-operating result (**)	-40	-50	+20.0%	
Profit before taxes	149	136	+9.6%	
Net result (share of the Group)	99	59	+67.8%	
Gross operating cash flow	219	220	-0.5%	
Net operating cash flow (***)	142	185	-23.2%	

Consolidated quarterly key figures Q2 - 2003

non-audited, consolidated figures following IAS rules

Euro million	Q2–2003	Q2–2002	% prev. y.	% prev. y. exl. Currency effect
Net sales	1,097	1,241	-11.6%	-4.0%
• Graphic Systems	405	472	-14.2%	-6.6%
• Consumer Imaging	250	302	-17.2%	-12.9%
• Technical Imaging	442	467	-5.4%	+4.7%
Operating result (*)	104	108	-3.7%	
• Graphic Systems	27.1	26.2	+3.4%	
• Consumer Imaging	-3.5	23.2	-115.1%	
• Technical Imaging	80.6	57.7	+39.7%	
Non-operating result (**)	-19	-30	+36.7%	
Profit before taxes	85	78	+9.0%	
Net result (share of the Group)	60	42	+42.9%	
Gross operating cash flow	121	147	-17.7%	
Net operating cash flow (***)	53	124	-57.3%	

(*) after 54 million Euros restructuring charges and non-recurring items in H1 2002 and 22 million Euros in H1 2003. The corresponding figures for Q2 are 29 mio Euros in 2002 and 14 mio Euros in 2003.

(**) financial result

(***) the changes in working capital make the difference between gross and net operating cash flow

AGFA

Consolidated balance sheet

Agfa Press Office
Septestraat 27
B – 2640 Mortsel
Belgium

Johan Jacobs
Corporate Press Relations Manager

T +32 3 444 80 15
F +32 3 444 74 85
E johan.jacobs@agfa.com

Balance Sheet (Euro million)	30/06/03	31/12/02	30/06/02
Total assets	4,025	4,159	4,340
Inventories	973	948	1,013
Trade Receivables	935	959	1,078
Net Financial Debt	709	573	870
Shareholders Equity	1,258	1,383	1,297

Earnings per share	In Eurocents	Weighted number of shares used for calculation
Q1 2003	28	138,245,491
Q2 2003	45	132,869,748
H1 2003	73	135,557,619
H1 2002	42	139,850,000

End of message

Contact:
Anne Vleminckx
Agfa-Gevaert
Director Corporate Communication
tel. ++32 (0)3/444.59.27
fax ++32 (0)3/444.44.85